Filed by: Enel Chile S.A. (Commission File No. 001-37723)

pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended
Subject Company: Enel Generación Chile S.A. (Commission File No. 001-13240)
Form F-4 Registration No. 333-221156

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile and its affiliates.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record N° 1139

Santiago, January 22, 2018

Ger. Gen. N°1 /2018

Mr. Carlos Pavez Tolosa

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, second subparagraph, of the Securities Market Law N° 18,045, and as established under General Norm N°30 of the former Superintendence of Securities and Insurance (“SVS”, currently replaced by the Financial Market Commission), I hereby inform you of the following significant event, duly authorized on behalf of Enel Chile S.A. (“Enel Chile” or the “Company”):

On January 19, 2018, the legal period for dissenting shareholders to exercise their withdrawal rights arising from the merger agreement of Enel Green Power Latin America S.A. into the Company (the “Merger”) approved at the Extraordinary Shareholders’ Meeting held on December 20, 2017 (the “Meeting”) has expired.

During such period, and based on the information available as of this date, the shareholders that all together represent a total of 1,024,251,979 common shares of the Company, or 2.09% exercised their withdrawal rights. According to the relevant legal provisions and regulations and particularly Official Letter No 32,435 issued by the SVS dated November 7, 2017, the price of the shares of the shareholders that exercised their withdrawal rights will be paid by the Company as of the date the Merger is effective pursuant to the terms and conditions agreed upon by the Meeting. The Company will opportunely inform on the aforementioned through a significant event.

Consequently, one of the conditions precedent to the Merger has been satisfied, i.e., that the Enel Chile shareholders that exercise their withdrawal rights do not represent more than 5% of the Company’s common shares with voting rights, and that as a result of the exercise of such withdrawal rights, as of the date of expiration of the dissenting shareholders’ withdrawal rights, no shareholder exceeds the 65% maximum shareholding concentration limit established by the Enel Chile bylaws. This percentage is to be calculated considering the number of shares in which will be divided the new equity of Enel Chile, to be approved as part of the Merger and the capital increase that is required to have sufficient shares to deliver to Enel Generación shareholders within the Enel Generación Tender Offer context.

Sincerely,

Nicola Cotugno

Chief Executive Officer

Enel Chile S.A.

2

c.c:     Banco Central de Chile (Central Bank of Chile)

           Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

           Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgos (Risk Rating Commission)

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
--------------------------------------------------

Title: Chief Executive Officer

Date: January 23, 2018